EXHIBIT 99.1

News Release

Rosetta Genomics Announces Changes to Board of Directors

PHILADELPHIA and REHOVOT, Israel (March 31, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG) today announced that Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics, has stepped down from the Company’s Board of Directors. Mr. Berlin’s departure from the Board is in accordance with the Company’s adoption of good corporate governance practices and the division of responsibilities between the Board of Directors and the President and CEO, in the spirit of the recommendations set forth in recently updated Israeli corporate law.  To fill the vacancy created by Mr. Berlin’s departure, and in accordance with the Company’s bylaws, the Board of Directors has elected current Board Observer, Brian A. Markison, former Chairman and Chief Executive Officer of King Pharmaceuticals, as a new Board member.

Mr. Berlin’s resignation from the Board of Directors will have no impact on his role as President and CEO of the Company, and he will continue to have an active reporting role to the Board.

Mr. Markison’s role as director will be in effect until the next Annual Meeting of Shareholders which will take place before year-end 2011. At such meeting, the Board will recommend to the shareholders the election of Mr. Markison to the Board.

Mr. Markison joined King Pharmaceuticals in 2004 and led the Company through its recently completed $3.6 billion acquisition by Pfizer, Inc.  Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network.  Mr. Markison serves on the Board of Directors of Immunomedics, Inc., where he is Lead Director and Compensation Committee Chair.  He also serves on the Board of Directors for the Komen Foundation and on the Board of Trustees for the Pennington School.  Mr. Markison received a B.S. from Iona College in New Rochelle, N.Y.

“We welcome Brian as our new Board member and look forward to utilizing his extensive industry experience, particularly in oncology.  Brian’s knowledge of the pharmaceutical markets and his many relationships will be valuable assets as we build Rosetta into a leading molecular diagnostics company,” commented Mr. Berlin.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential creation of additional value for Rosetta Genomics’ stockholders constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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